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SEC FILE NUMBER
8-51895

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prime Executions, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street, 58th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Chaskin	(646) 568-7583	dchaskin@freedomcapmkts.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkins & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Chaskin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prime Executions Inc_____, as of March 31_____, 2 026__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _David Chsk_____

Title:
CFO and FinOp

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRIME EXECUTIONS, INC. STATEMENT OF

FINANCIAL CONDITION AS OF MARCH 31, 2026
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

March 31, 2026

This report is pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

TABLE OF CONTENTS



DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Prime Executions, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prime Executions, Inc. (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Prime Executions, Inc. as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prior Period Adjustment

As discussed in Note 12 to the financial statements, the Company identified an error related to prior period arising from unrecorded warrants received in connection with underwriting engagements. The resulting prior period adjustment increased beginning equity and investments by $1,541,550. Our opinion is not modified with respect to this matter.

We have served as Prime Executions, Inc.'s auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 10, 2026

Phone:708.489.1680 Fax:847.750.0490 | **dswd-advisory.com**
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

PRIME EXECUTIONS INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2026

ASSETS		
Cash	$	3,582,419
Commission receivable		507,820
Receivable from clearing broker		1,151,857
Other receivable		223,933
Right-of-use assets		3,040,583
Furniture and equipment, less accumulated depreciation of $668,684		550,867
Investments		720,232
Other assets		423,052
Total assets	$	10,200,763
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$	492,808
Accrued expenses and other liabilities		370,560
Operating lease liabilities		3,471,120
Total liabilities		4,334,488
Stockholder's equity		
Common stock - $0.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Common stock - Class B-Non-Voting, $0.01 par value; 5,000 shares authorized; 5,000 shares authorized; 5,000 shares issued and outstanding		100
Common stock - Class A-Voting, $0.01 par value; 3,000 shares authorized; 3,000 shares issued and outstanding		-
Treasury stock		(382,564)
Additional paid-in capital		50,008,856
Retained earnings		(43,760,118)
Total stockholder's equity		5,866,275
Total liabilities and stockholder's equity	$	10,200,763

The accompanying notes are an integral part of these financial statements

Note 1 -   Organization and Nature of Business

Prime Executions, Inc. ("The Company") is a Delaware corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In 2021 the Company filed a continuing member application and as of February 2023 was approved by FINRA to conduct private placement of securities, and participate in firm commitment underwriting transactions.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) 3 provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. In addition, some of the Company's activities that do not meet the criteria for (k)(2)(ii), referenced above, rely on footnote 74 to SEC Release 34-7007.

Freedom Holding Corp. purchased the stock of the Company on December 29, 2020.

Note 2 -   Summary of Significant Accounting Policies

a)   Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b)   Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)   Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   Accounts Receivable

The Company follows Accounting Standards Codification ("ASC") 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. No allowance for credit loss was deemed necessary for the year ended March 31, 2026.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2026

Note 2 -   Summary of Significant Accounting Policies (Continued)

e)   Income Taxes

The Company is taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable or   refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2025, 2024 and 2023 remain open to examination by the major taxing jurisdictions to which the entity is subject.

f)   Revenue Recognition

The Company follows Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Broker Dealer Commissions

The Company earns commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and   services. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives payment on settlement date.

Rebates

In certain instances, the Company may be entitled to an exchange rebate on a per-share basis for providing liquidity to the overall market. The rebate is paid by the exchange on which the order is executed, which is itemized on a monthly invoice from the exchange, and subsequently remitted to the Company in the month after the execution is completed. The Company records a receivable on its statement of financial condition on a trade date basis.

Underwriting

The Company engages in underwriting activities for various business entities. The Company earns a gross spread on the transactions and recognizes these fees upon the successful closing of an underwriting transaction. Underwriting fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for underwriting transactions, as there are no significant actions which the Company needs to take subsequent to this date.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2026

Note 2 -   Summary of Significant Accounting Policies (Continued)

f)   Revenue Recognition (Continued)

Advisory

In 2025 the Company began to offer corporate advisory services to public and private companies, providing guidance on corporate governance, cap table structure and analysis of alternative "go-public" options. In addition, the Company began providing advisor recommendations, governance programs and custom capital markets roadmaps. Advisory revenue is recognized when services are performed and the client receives the benefit.

Research

The Company generates research revenue exclusively through institutional "brokerage votes" (or "research votes"). In accordance with ASC Topic 606, the Company provides clients with continuous access to its research platform, published reports, and analyst teams, representing a single performance obligation satisfied over time. However, at contract inception and throughout the evaluation period, the transaction price is fully variable and highly uncertain, as final consideration is determined solely at the discretion of the client based on their periodic, subjective valuation of the research. Because the Company cannot reliably estimate these allocations, the consideration is completely constrained under ASC 606 to prevent significant revenue reversals. Consequently, revenue is recognized at a point in time when the client concludes its voting cycle and explicitly communicates the fixed dollar payment amount to the Company, at which milestone the constraint is resolved, the price becomes fixed, and collection is assured. The Company does not accrue revenue or record contract assets prior to official vote notification.

g)   Depreciation

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation on equipment is composed using the straight-line method over five years. Depreciation on furniture is composed using the straight-line method over seven years.

h)   Investments

The Company may, from time to time, receive ownership interest of companies as a form of compensation for services rendered. The Company will recognize revenue associated with this interest of these companies as earned under ASC 606. During the year ended March 31, 2026, the value of the warrants was $720,232..

Note 3 -   Profit Sharing Plan

Effective January 1, 1999, the Company adopted Prime Executions, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute up to the the maximum allowed under the Code. All full-time employees are eligible. The Company makes contributions to the Plan of 75% of the employees contribution, up to 6% of eligible compensation, with a maximum contribution of $10,000 per employee.

Note 4 -   Commitments: Operating Lease

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The standard established a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than

Note 4 - Commitments Operating Lease (Continued)

12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company uses the incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. Weighted-average discount rate was 6%.

During the year ended March 31, 2026, the Company obtained right-of-use assets of $3,040,583 from recording of the lease liability.

The Company has a lease for office space in New York City which expires on July 31, 2032. The lease is secured by a $156,374 deposit held by the landlord, which is included in the other assets on the statement of financial condition.

It is accounted for as an operating lease. Maturities of lease liabilities under noncancellable operating leases as of March 31, 2026 are as follows:

Year ending March 31,	Total
2027	$ 625,496
2028	656,008
2029	671,264
2030	671,264
Thereafter	1,566,283
	$ 4,190,315
Less effects of discounting	(719,195)
Lease liabilities recognized	$ 3,471,120

Pursuant to FASB standard 842, regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, the Company has reflected right-of-use assets in the amount of approximately $3,040,583, and lease liabilities in the amount of approximately $3,471,120. There is no material impact to the Company's net capital, as the right-of-use asset is allowable to the extent of an offsetting lease liability.

Note 5 - Furniture and Equipment

Furniture and equipment consist of the following:

	March 31, 2026
Furniture	887,415
Computer equipment	332,136
Subtotal	1,219,551
Accumulated depreciation	668,684
Net	$ 550,867

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Customer Concentration

For the year ended March 31, 2026, approximately 72% of the Company's revenue was from four customers.

As of March 31, 2026 the accounts receivable from those customers was $351,330.

Note 8 - Clearing Agreement

In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The Company is required to maintain a $100,000 deposit with the Clearing Broker Dealer. Termination fees will be imposed if the Company terminates this agreement without cause or under other circumstances.

On July 11, 2023, the Company signed a clearing agreement with a second clearing broker and amended it on July 10, 2025. Per this amended agreement, the Company was required to maintain a minimum of $200,000 clearing deposit and is subject to a monthly minimum fee of $2,500.

Note 9 - Stock – Based Compensation

The Parent of the Company established an award plan which permits granting of stock units to directors, officers and employees of the Company. The Company accounts for stock based compensation in accordance with ASC 718 Compensation - Stock Compensation. The awarded shares are valued at fair market value of the Parent's common stock on the day of the grant. The assumptions used in calculating the fair value of stock-based awards represents management's best estimates and involves inherent uncertainties in the application of management's judgement. The granted shares vest upon achievement of service as defined in the award agreement.. The Company records stock-based compensation expense on a straight-line basis in its statement of operations. Forfeitures are recorded as they occur.

Note 10 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2026, the Company had Net Capital of $3,711,280 which was $3,611,280 in excess of its required net capital of $100,000. The Company's net capital to aggregate indebtedness ratio was 0.35 to 1.

Note 11 - Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, the brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Company has appointed the Chief Executive Officer as the Chief Operating Decision Maker ("CODM").The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Note 12 - Prior Period Adjustment

During the year ended March 31, 2026, the Company determined that warrants earned in connection with underwriting engagements performed in prior periods had not been previously recorded in the Company's consolidated financial statements. Management evaluated the omission and concluded that the warrants should have been recognized at fair value on the dates earned. The aggregate fair value of the warrants on the respective earn dates was $2,160,000. The fair value of the warrants as of March 31, 2025 was $1,541,550. Accordingly, the Company recorded a prior period adjustment to correct the omission of the warrants from previously issued financial statements. The correction was recorded as an adjustment to beginning stockholder's equity as of April 1, 2025.

Note 13 - Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the report date, the date the financial statements were to be issued. Throughout April and May 2026, the Company received multiple capital contributions from Parent totaling $3,000,000.

Note 14 - Contingencies

The Company was involved in various claims and lawsuits, arising in the normal course of business. As of the date of the report, the Company has not determined the resolution of these matters and no contingent liability has been recorded.